EXHIBIT 21.2

Subsidiaries of Network Medical Management, Inc. (100% direct/indirect ownership unless indicated)

Name	Jurisdiction of Incorporation

APCN-ACO, Inc.	California

99 Medical Equipment, Healthcare Supplies & Wheelchair Center	California

Allied Physicians ACO, LLC	California

APA ACO, Inc.*	Delaware

* 50% ownership